FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: January 27, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

January 27, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Wheaton to Trade Common Shares in US funds on the TSX

Vancouver, BC - Wheaton River Minerals Ltd. (WRM:TSX, WHT:AMEX) is pleased to announce it will trade its common shares in US dollars on the Toronto Stock Exchange under the symbol WRM.U effective February 2, 2004.

Wheaton should quickly realize the benefits of participating including, a reference for US dollar quotes in the Canadian market, an additional pool of liquidity, the removal of barriers for US investors, and the ability of Canadian investors to invest in Wheaton in another currency.

Wheaton will continue to trade in Canadian funds under the symbol WRM on the TSX and there will be no change to the respective CUSIP number. Wheaton also trades on the American Stock Exchange under the symbol WHT.

Wheaton is a leading gold producer and expects 2006 production from all of its mines to increase to approximately 900,000 gold equivalent ounces at a cash cost of approximately US$100 per ounce. Current production exceeds 500,000 gold equivalent ounces (over 400,000 ounces of gold and 7 million ounces of silver) at a cash cost of less than US$100 per ounce.

For further information please contact Investor Relations at (604) 696-3011 or email ir@wheatonriver.com.